
February 1, 2023

Aditya Mohanty
Chief Executive Officer
BIORA THERAPEUTICS, INC.
4330 La Jolla Village Drive, Suite 300
San Diego, CA 92122

>**Re: BIORA THERAPEUTICS, INC.**
>**Registration Statement on Form S-3**
>**Filed January 27, 2023**
>**File No. 333-269446**

Dear Aditya Mohanty:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Murr, Esq.